SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Having Penetrated Israel's Domestic Telephony Market, 012 Smile.Communications Prepares for its Next Goal: Entering Israel's Cellular Market dated April 13, 2008.




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                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Having Penetrated Israel's Domestic Telephony Market, 012 Smile.Communications Prepares for its Next Goal: Entering Israel's Cellular Market

Sunday April 13, 11:51 am ET

At a Press Conference Held During a Visit by Israel's Minister of Communications to the Company's Headquarters CEO Stella Hendler Presented 012 Smile's Vision and Strategy for Entering Israel's Cellular Market

PETACH TIKVA, Israel, April 13 /PRNewswire-FirstCall/ -- Internet Gold - Golden Lines ltd (NASDAQ Global Market and TASE: IGLD) announced today that during a visit of Israel's Minister of Communications, Mr. Ariel Atias, to the offices of its subsidiary, 012 Smile.Communications Ltd. (NASDAQ Global Market and
TASE: SMLC), 012 Smile's CEO, Ms. Stella Handler, presented the company's vision and strategy for entering Israel's cellular market that is based on three primary technologies:

- Virtual cellular services (MVNO-Mobile Virtual Network Operator)

- Mobile WiMAX

- Mobile VoB (Voice Over Broadband) solutions: VoB-over-Cellular and
  VoB-over-WiFi

During the visit, 012 Smile demonstrated to the Minister of Communications its innovative solutions, including cellular calls delivered via VoB-over-Cellular and VoB-over-WiFi technology.

Commenting on her presentation, Ms. Handler said, "Assuming that the Ministry of Communications grants us the necessary terms and licenses, we believe that we will be able, by combining MVNO, Mobile WiMAX and Mobile VOB technologies, to enter Israel's cellular market as a new player, supplying customers with cellular communications services that are attractive in terms of price and advanced mobile functionality."

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Company's filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Mor Dagan - Investor Relations,
    mor@km-ir.co.il / Tel:+972-3-516-7620;


    Ms. Idit Azulay, Internet Gold,
    idita@co.smile.net.il / Tel: +972 -72-200-3848.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  April 14, 2008